February 5, 2007

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Cheryl Grant
Staff Attorney, Division of Corporation Finance

Re:	Switch and Data, Inc.
Registration Statement on Form S-1 (File No. 333-137607)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representatives of the several Underwriters, wish to advise you that the Registration Statement on Form S-1 filed on September 27, 2006, as amended, as well as the Preliminary Prospectus dated January 25, 2007, were distributed during the period January 25, 2007, through the date hereof as follows:

Registration Statement	Preliminary Prospectus
7 to 7 Underwriters	Approximately 10,200 to Underwriters and others

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Switch and Data, Inc. for acceleration of the effective date of the above-named registration statement so that it becomes effective at 3:00 p.m. on February 7, 2007, or as soon as possible thereafter.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Paul Vasilopoulos
Name:	Paul Vasilopoulos
Title:	Managing Director

By:	/s/ David Pearson
Name:	David Pearson
Title:	Managing Director

JEFFERIES & COMPANY, INC.

By:	/s/ Mark Leavitt
Name:	Mark Leavitt
Title:	Managing Director